# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ETSY INC, CIK 0001370637
CUSIP: 29786A106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 117 ADAMS STREET, BROOKLYN, New York (NY), 11201
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001791786

## Reporting persons
- Elliott Investment Management L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (5.1% of the class)

## Item 1. Issuer
Name of issuer: ETSY INC
Address of issuer's principal executive offices: 117 ADAMS STREET, BROOKLYN, NY 11201

## Item 2. Person Filing
Name of person filing: This statement is being filed by Elliott Investment Management L.P., a Delaware limited partnership ("EIM" or the "Reporting Person"), the investment manager of Elliott Associates, L.P., a Delaware limited partnership ("Elliott") and Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International", and together with Elliot and their respective subsidiaries holding the securities reported herein, the "Elliott Funds"), with respect to the shares of common stock, par value $0.001 per share ("Common Stock"), of ETSY INC, a Delaware corporation (the "Issuer"), held by the Elliott Funds. Elliott Investment Management GP LLC, a Delaware limited liability company ("EIM GP"), is the sole general partner of EIM. Paul E. Singer ("Singer") is the sole managing member of EIM GP.
Address of principal business office or, if none, residence: The business address of each of EIM, EIM GP and Singer is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.
Citizenship: EIM is a Delaware limited partnership. EIM GP is a Delaware limited liability company. Singer is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this statement is calculated based upon an aggregate of approximately 98,528,000 shares of Common Stock outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on October 29, 2025.
Percent of class: 5.1%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Elliott Investment Management L.P.: /s/ Elliot Greenberg, Elliot Greenberg, Vice President (11/14/2025)